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SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

902118 AW 8 and 902118 AV 0
(CUSIP Numbers of Class of Securities)

William B. Lytton, Esq.
c/o Tyco International (U.S.) Inc.
One Tyco Park
Exeter, New Hampshire 03833
(603) 778-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,850,809,508.00	$170,274.47

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $764.15 per $1,000 principal amount at maturity outstanding. As of January 13, 2003, there was approximately $2,422,050,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $1,850,809,508.00.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A., a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco (the "Company"), and relates to the offer to purchase the Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 14, 2003 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated February 12, 2001, by and among the Company, Tyco and U.S. Bank, N.A. (formerly, State Street Bank and Trust Company), as Trustee ("Trustee"), as amended by Supplemental Indenture No. 1, dated January 10, 2003, by and among the Company, Tyco and Trustee (the "Indenture").

        The Option will expire at 5:00 p.m., New York City time, on February 12, 2003. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Items 1 through 9.

        The Company is the issuer of the Securities and is offering to purchase all of the Securities pursuant to the terms of the Indenture. The payment and performance of all obligations of the Company under the Indenture and the Securities are fully and unconditionally guaranteed by Tyco, the Company's parent company. The Securities are convertible into common shares, nominal value $0.20 per share, of Tyco (the "Common Shares"). Tyco maintains its registered and principal executive offices at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700. The Company maintains its registered and principal executive offices at 17, Boulevard de la Grande-Duchesse Charlotte, L-1331 Luxembourg. The Company's telephone number is (352) 464-340-1. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements

        (a)  Tyco and the Company believe that their financial condition is not material to a Securityholder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and Tyco is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Tyco and its subsidiaries (including the Company) are reported electronically on EDGAR on a consolidated basis.

        (b)  Not applicable.

Item 11. Additional Information

        (a)  Not applicable.

        (b)  Not applicable.

Item 12. Exhibits

(a)(1)(A)	Company Notice to Holders of Tyco International Group S.A. Zero Coupon Convertible Debentures due 2021, dated January 14, 2003.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Substitute Form W-9.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)
Press Release issued by Tyco International Ltd. and Tyco International Group S.A., incorporated by reference to the Tender Offer Statement on Schedule TO-C, as filed with the Securities and Exchange Commission on January 9, 2003.
(a)(5)(B)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on January 14, 2003.
(b)	Not applicable.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4.2 to Tyco's Registration Statement on Form S-3 (File Nos. 333-57180 and 333- 57180-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(2)	Supplemental Indenture No. 1, dated January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A. (formerly, State Street Bank and Trust Company).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

        (a)  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ DAVID J. FITZPATRICK Name: David J. FitzPatrick Title: Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
By:	/s/ MICHELANGELO STEFANI Name: Michelangelo Stefani Title: Managing Director

Dated: January 14, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Tyco International Group S.A. Zero Coupon Convertible Debentures due 2021, dated January 14, 2003.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Substitute Form W-9.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)
Press Release issued by Tyco International Ltd. and Tyco International Group S.A., incorporated by reference to the Tender Offer Statement on Schedule TO-C, as filed with the Securities and Exchange Commission on January 9, 2003.
(a)(5)(B)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on January 14, 2003.
(b)	Not applicable.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4.2 to Tyco's Registration Statement on Form S-3 (File Nos. 333-57180 and 333- 57180-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(2)	Supplemental Indenture No. 1, dated January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A. (formerly, State Street Bank and Trust Company).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX